UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation
Retirement Savings Plan

Required Information

Page No.
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits - December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2012	3
Notes to Financial Statements	4
Schedule to be filed under ERISA
a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	9
Signature	10
Exhibits
23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Materion Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 28, 2013

Materion Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments	$201,250,999	$180,318,083
Receivables:
Employer contributions	602,509	44,217
Participant contributions	279,376	216,334
Notes receivable from participants	5,122,441	4,819,018
Total receivables	6,004,326	5,079,569
Pending sales	284,672	10,165
Total Assets	207,539,997	185,407,817
Liabilities
Benefit claims payable	—	9,682
Net assets available for benefits	$207,539,997	$185,398,135

See accompanying notes to financial statements.

Materion Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Net investment income:
Net appreciation in fair value of investments	$17,523,354
Interest and dividends	5,432,351
Interest income on notes receivable from participants	57,057
Contributions:
Participants	10,371,843
Employer	2,615,743
Catch-up	481,700
Rollover	373,996
13,843,282
Total additions	36,856,044
Deductions
Benefit payments	14,661,236
Administration fee	51,372
Defaulted loans	1,574
Total deductions	14,714,182
Net increase	22,141,862
Net assets available for benefits:
Beginning of year	185,398,135
End of year	$207,539,997

See accompanying notes to financial statements.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011
and Year Ended December 31, 2012

Note A — Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan that covers certain eligible employees of Materion Corporation (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions for all participants. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.

An employee's contributions made to the Plan on a combined pre-tax and Roth basis may not exceed certain IRS maximum amounts. The maximum amount is $17,000 in 2012. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2012, the maximum amount for a catch-up contribution is $5,500. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.

Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. Participants can also transfer amounts between fund options on each investment change date.

The Company made PAYSOP contributions to the Plan for plan years 1984 through 1986.

Effective May 26, 2012, the Company amended the Materion Corporation Savings and Investment Plan to add an annual retirement contribution feature to the Plan. At that time, the name of the Plan was also amended, so that it is now called the Materion Corporation Retirement Savings Plan. This new annual retirement contribution is made for all U.S. employees who are employed on the last day of each plan year, beginning December 31, 2012, and who are not covered under the Company's defined benefit plan, which was closed to new entrants as of May 26, 2012. The annual retirement contribution is calculated as a percentage of the employee's eligible compensation each year for all pay periods beginning on and after May 26, 2012 and is based on the following table:

Age Plus Points Service	Contribution Percentage
Under 35	1.5%
35.00—49.99	2.5%
50.00—64.99	3.5%
65.00 and over	4.5%
The age and service are calculated as of the last day of each plan year.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Vesting
All employee and Company matching contributions are fully vested at all times. All employees hired prior to May 26, 2012 who are eligible to receive the annual retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual retirement contribution after 3 years of continuous service with the Company.

Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.

Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested annual retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.

The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

i.	Lump sum payment in cash;

ii.
Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

iii.	Periodic distributions, not more frequently than monthly, of at least $200.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.
Note B — Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note I for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note C — Investments
During 2012, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Materion Common Stock	$1,523,495
Equity Securities	15,999,859
$17,523,354

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2012	2011
Materion Common Stock	$17,705,874	$16,913,836
Fidelity Blue Chip Growth Fund	23,580,382	22,109,292
Fidelity Diversified International Fund	12,881,124	11,909,951
Fidelity Freedom K 2020 Fund*	11,142,174	—
Fidelity Money Market Trust: Retirement Money Market Portfolio	18,257,185	18,244,920
Fidelity Spartan 500 Index Institutional Fund	16,025,509	14,584,575
PIMCO Total Return Institutional Fund	26,835,614	22,161,624
*This fund was made available to Plan participants in 2012 and was not offered in prior years.
Note D — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
Note E — Transactions with Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted above or pursuant to the trust by the Plan. Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.

During 2012, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$7,918,291
Sales	27,320,725
Note F — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note G — Recent Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Since ASU 2011-04 only affects fair value measurement disclosures, adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Materion Corporation
Retirement Savings Plan
Notes to Financial Statements — Continued

Note H — Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2	Observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

Level 3	Unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012.

Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Equity securities: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Interest bearing cash: Valued at the net asset value (NAV) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$17,705,874	$—	$—	$17,705,874
Equity securities
U.S. (a)	148,061,634	—	—	148,061,634
International (b)	15,402,202	—	—	15,402,202
Interest bearing cash (c)	20,081,289	—	—	20,081,289
Total investments	$201,250,999	$—	$—	$201,250,999

a.	Mutual funds that invest in various sectors of the U.S. market.

b.	Mutual funds that invest in non-U.S. companies primarily in developed countries that are generally considered to be value stocks.

c.	Money market funds that invest in U.S. dollar denominated securities with an income objective that seeks to preserve the value of the investment at $1.00 per share.

Materion Corporation
Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2012

	Description of Investment	Current Value
Materion Corporation Common Stock*	686,806.612 shares	$17,705,874
Equity securities:
DFA U.S. Large Cap Value Fund	405,519.485 shares	9,286,396
DFA Emerging Markets Value I Fund	50,880.397 shares	1,518,271
Dodge & Cox International Stock Fund	28,949.383 shares	1,002,807
Fidelity Blue Chip Growth Fund*	480,349.999 shares	23,580,382
Fidelity Diversified International Fund*	430,231.275 shares	12,881,124
Fidelity Freedom K 2000 Fund*	48,093.128 shares	568,461
Fidelity Freedom K 2005 Fund*	13,206.677 shares	166,800
Fidelity Freedom K 2010 Fund*	191,985.405 shares	2,472,772
Fidelity Freedom K 2015 Fund*	393,896.253 shares	5,104,896
Fidelity Freedom K 2020 Fund*	832,126.531 shares	11,142,174
Fidelity Freedom K 2025 Fund*	417,693.855 shares	5,672,283
Fidelity Freedom K 2030 Fund*	467,028.090 shares	6,407,625
Fidelity Freedom K 2035 Fund*	298,486.025 shares	4,140,001
Fidelity Freedom K 2040 Fund*	215,970.107 shares	3,004,144
Fidelity Freedom K 2045 Fund*	109,935.028 shares	1,548,985
Fidelity Freedom K 2050 Fund*	82,860.362 shares	1,169,988
Fidelity Freedom K 2055 Fund*	19,069.659 shares	189,743
Fidelity Freedom K Income Fund*	110,574.311 shares	1,291,508
Fidelity Spartan 500 Index Institutional Fund*	317,399.662 shares	16,025,509
Harbor Small Cap Value Institutional Class	140,028.521 shares	3,128,237
Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio	213,835.867 shares	3,027,916
PIMCO Total Return Fund Institutional Class	2,387,510.149 shares	26,835,614
Third Avenue Real Estate Value Fund	122,676.029 shares	3,112,291
Vanguard Balanced Index Fund Institutional	347,998.417 shares	8,268,442
Vanguard Inflation-Protected Securities Fund Institutional	455,819.134 shares	5,296,618
Vanguard Mid-Cap Index Fund Institutional	293,998.615 shares	6,620,849
		163,463,836
Interest bearing cash:
Fidelity Cash Reserves Fund*	1,138.610 shares	1,139
Fidelity Money Market Trust: Retirement Money
Market Portfolio*	18,257,185.220 shares	18,257,185
Fidelity U.S. Treasury Money Market Fund*	1,822,964.750 shares	1,822,965
		20,081,289
Participant loans*	Interest rates ranging from 0.25% to 9.00% with maturity dates through 2027	5,122,441
		$206,373,440
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 28, 2013	By:	/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary
Materion Corporation